JOHN H. MASTERSON Senior Vice President and General Counsel

March 27, 2009

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covidien Ltd.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2009
File No. 001-33259

Dear Mr. Mancuso:

Thank you for your comment letter dated March 18, 2009 (the “Comment Letter”). Set forth below is the response of Covidien Ltd. (“Covidien” or the “Company”) to the Staff’s comments based on its review of Amendment No. 1 to Covidien’s Preliminary Proxy Statement on Schedule 14A filed March 11, 2009 (File No. 001-33259). The comments from the Comment Letter are included below in bold. Covidien’s response follows each comment. On the date hereof, the Company has filed Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the Staff, three (3) copies of the Proxy Statement, which have been marked to show the changes from Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed March 11, 2009, are also being delivered to Mr. Geoffrey Kruczek via overnight delivery.

Why did Covidien Ltd. move its tax residency to Ireland?, page 5

1.	Regarding your response to prior comment 7, please clarify how the change in tax residency relates to your plan to change your jurisdiction of incorporation. For example, we note that you mention the possible enactment of legislative and regulatory proposals under this heading as well as the next heading. Given your disclosure that you will remain an Irish tax resident even if the reorganization is not completed, it is unclear why you also need to change your jurisdiction of incorporation. If you need to change your tax residency and jurisdiction of incorporation to avoid the application of these possible proposals and take advantage of the tax treaties mentioned in the third bullet on page 6, please make that clear.

15 HAMPSHIRE STREET	508-261-8242 [T]
MANSFIELD, MA	508-452-4201 [F]
02048

Mr. Russell Mancuso

March 27, 2009

Response: In response to the Staff’s comment, we have revised the disclosure on pages 5, 6, 18 and 19 of the Proxy Statement. As disclosed on page 5 of the Proxy Statement, the Company moved its tax residency to Ireland because such a move, even without a change in place of incorporation, could mitigate or avoid the application of the various legislative and regulatory proposals described therein. However, as disclosed on pages 6, 18 and 19 of the Proxy Statement, Covidien ultimately decided to change both its tax residency and its place of incorporation because of the nature of certain of the proposals and tax directives discussed therein, the applicability of which to a company could in certain cases depend upon the jurisdiction of incorporation (or jurisdiction of incorporation and tax residency) of such company.

Why do you want to change Covidien’s place of incorporation . . .?, page 5

2.	Regarding your response to prior comments 8 and 10:

•

We note the references to pending legislative and regulatory proposals applicable to companies domiciled “in countries like Bermuda.” We note the similar references to companies incorporated “in certain jurisdictions outside the OECD or the European Union.” Please revise to clarify to what categories of countries or jurisdictions these proposals relate. For example, do these countries or jurisdictions share similar attributes, such as location and regulatory structure? Also explain why you believe reincorporating in Ireland permits you to avoid the impact of these proposals. It is unclear from your disclosure why the United States proposals you mention do not treat Ireland as a country “like Bermuda”; and

•

Explain the nature of the “various OECD and European Union proposals” mentioned on page 6. For example, do these proposals seek to limit tax treaty benefits or deny government contracts, similar to the proposals you say were introduced in the United States?

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6, 18, 26, 32 and 33 of the Proxy Statement. The Proxy Statement now indicates the categories of countries to which the various proposals relate (for example, certain of such proposals apply to companies that are domiciled and tax resident in countries that do not have tax treaties with the U.S., while other such proposals relate to companies that are incorporated in certain jurisdictions outside the OECD or the European Union). The Proxy Statement also indicates that Ireland has tax treaties with the U.S. and is a member of the OECD and the European Union. Additionally, the Proxy Statement now indicates that the referenced “various OECD and European Union” proposals are withholding and other tax proposals.

3.	We note your addition of a long, complex paragraph in response to prior comment 9. Given that you elect to highlight benefits in separate bullet points, you should highlight key risks in separate, clear bullet points.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 7, 19, 20, 33 and 34 of the Proxy Statement.

Mr. Russell Mancuso

March 27, 2009

Comparison of Rights, page 62

4.	Your response to prior comment 6 implies that changes will be made from your current charter and bylaws that are not required by Irish law and that you believe those changes are not material. If so, please tell us which changes will be made and why you believe those changes are not material.

Response: As discussed with the Staff, in responding to this comment, the Company’s general approach — rather than determining whether the changes in governing documents discussed in the “Comparison of Rights” section were or were not material — was to revise the relevant provisions of proposed form of the articles of association of Covidien plc to parallel the analogous provisions of the current Covidien Ltd. bye-laws, except as required by Irish law or as necessary in order to preserve the current rights of shareholders and powers of the board of directors of Covidien following the Transaction. For example, see the revised disclosure on pages 72, 75, 87 and 91 of the Proxy Statement. Two examples of changes in governing documents that remain and are not material, however, are as follows.

First, at page 90 of the Proxy Statement, we compare the mechanics for the transfer and registration of shares of Covidien Ltd. and of Covidien plc. For example, the articles of association of Covidien plc delegate to the Secretary of Covidien plc the authority to execute an instrument of transfer on behalf of a transferring party, but there is no analogous provision in the Covidien Ltd. bye-laws. The Company determined to deviate in this manner from the Covidien Ltd. bye-laws in order to facilitate the transfer of Covidien shares to or from directly registered shareholders without imposing upon them any undue burden resulting from Irish legal requirements relating to instruments of transfer and stamp duty. We believe that this deviation from the Covidien Ltd. bye-laws is immaterial because it relates to a very small group of Covidien’s shareholders (less than 1% of the shares are held by directly registered shareholders), relates solely to the mechanics of transferring shares and is intended to minimize any disruption in such mechanics as a result of the Transaction from the perspective of directly registered shareholders.

Second, at page 83 of the Proxy Statement, we compare the ability of shareholders of Covidien Ltd. and of Covidien plc to consent to action without a meeting. By way of background, the default rule under Bermuda law is that shareholders may act by written consent, but a company’s bye-laws may deny this power, and the Covidien Ltd. bye-laws include a provision denying this power. By contrast, the default rule under Irish law is that shareholders may not take action by written consent, but a company’s articles of association may confer on shareholders the power to take action by unanimous written consent, and the Covidien plc articles of association do not include a provision conferring such power on shareholders. Although the articles of association of Covidien plc, unlike the bye-laws of Covidien Ltd., do not include a provision denying shareholders the power to take action by written consent, it was not necessary to include such a provision because the lack of a provision authorizing action by written consent, as a matter of Irish law, is sufficient to preserve the status quo. Because this difference in the governing documents of Covidien Ltd. and Covidien plc does not affect the rights of shareholders, we believe that it is immaterial.

Mr. Russell Mancuso

March 27, 2009

5.	Please expand the disclosure added in response to prior comment 6 to clarify how each identified change is necessary under Irish law. Ensure that your disclosure makes clear how your only choice under Irish law is to impose the change; if Irish law merely permits — but does not require — the a change, please present each such change that is material as a separate proposal.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 52, 53, 56, 65-70, 73, 74, 78-81, 83, 84, 86 and 89 of the Proxy Statement. We have added disclosure throughout the “Comparison of Rights” section explaining how differences between Covidien Ltd.’s bye-laws and Covidien plc’s articles of association are required by Irish law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors of Covidien following the Transaction.

* * * * * * *

Mr. Russell Mancuso

March 27, 2009

In addition, Covidien acknowledges that:

1)	Covidien is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Covidien may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 508-261-8242; Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at 212-403-1234; or James Cole, Jr. of Wachtell, Lipton, Rosen & Katz at 212-403-1375, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/S/ JOHN H. MASTERSON
John H. Masterson
Senior Vice President and General Counsel

cc:	Mr. Geoffrey Kruczek
Attorney
Division of Corporation Finance
Facsimile No. (703) 813-6985